  Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statements (Nos. 2-50327, 2-95574 and 33-27628) on Form S-8 of General Mills, Inc. of our report dated June 30, 2008, with respect to the statements of net assets available for benefits of the General Mills 401(k) Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006, and the related supplementary schedules as of and for the year ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of General Mills 401(k) Savings Plan.
/s/ KPMG LLP
Minneapolis, Minnesota
July 28, 2008